March 21, 2006

Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

Re:          The Lincoln National Life Insurance Company Agents’ Savings and Profit Sharing Plan
(the “Plan”) Registration Statement on Form S-1 filed February 17, 2006
File No. 333-131997 and Lincoln National Corporation (the “Company”)
Registration Statement on Form S-3 filed February 17, 2006 File No. 333-131943

Dear Mr. Riedler:

This letter is in response to the Staff’s letters dated March 7, 2006 regarding the above-referenced registration statements. Responses one through five address the comments raised in the Staff’s letter regarding File No. 333-131997 (the “Plan Registration Statement”), and responses three and four also address the comments raised in the Staff’s letter regarding File No. 333-131943 (the “Company Registration Statement”).

1.
Required signatures. The registrant of the Plan Registration Statement is the Plan. The Plan is a 401(k) Plan. As stated on page 31 of the Prospectus, the Plan administrator and named fiduciary are the Lincoln National Corporation’s Benefits Committee (the “Benefits Committee”). The members of the Benefits Committee are set forth on page 27 of the Prospectus. The Plan does not have a principle executive officer, principle financial officer, controller or principle accounting officer, and the Plan does not have a board of directors. Accordingly, in the absence of any rules or instructions, with respect to the signature of a plan registrant, we used the Form 11-K signature instructions as guidance. The Form 11-K requires the trustee’s or plan administrator’s signature. The Benefits Committee has delegated to its Chairman, Stephen Dover, the authority to sign documents and registrations filed with the SEC. Because Mr. Dover signed the Form 11-K on behalf of the Plan, we had him sign the Plan Registration Statement.

Supplementally, we inform the staff that the post-effective amendment number 19 to the prior Form S-1 (File No. 33-04711) registering the Common Stock and Plan interests was signed, on behalf of the Plan, by Mr. Dover.

2.
2005 Annual Report. General Instruction VII.C. states, “to be eligible to use incorporation by reference, the registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year.” We expect to file the Plan’s Form 11-K prior to March 31, 2006 and we will file a pre-effective amendment to the Form S-1 incorporating the Form 11-K for the year ended December 31, 2005. Accordingly, we will ask for effectiveness at that time.

3.
Plan of Distribution. Since the Plan is a 401(k) plan and the prospectus describes the Plan, the “plan of distribution” is covered under the sections in the prospectus entitled “Distributions from the Plan,” “Participant Loans,” “Lump Sum Distributions,” and “Periodic Payments of Distributions”.

4.
Plan Interests. A description of the plan interests is included under the section of the prospectus entitled “Plan Interests are Securities.” The section of the prospectus states that plan participants “acquire an interest in the Plan assets,” that the interest is a security and that “its acquisition entails the risk of loss as well as the possibility of gain.” The section then directs the participant to read the Plan prospectus which describe the Plan and investment options all of which is descriptive of the Plan interests.

5.
Indeterminate Plan Interests. As stated in footnote no. 1 to the Plan Registration Statement, the plan interests being registered on that form relate to 3,000,000 shares of common stock being registered simultaneously on the Company’s Registration Statement. Based on Rule 457(h)(2), we thought that the SEC Staff did not require a specific number of plan interests to be registered where the plan interests related to a specific number of shares of common stock being registered at the same time. While the language of the rule refers to a single registration statement in which the stock and the related interests are included, the two registration statements in this instance are substantively a single one as a result of combining them under Rule 429. If, however, the Staff requires a specific number of plan interests to be stated in this instance, we will include 3,000,000 as the number of plan interests to be registered. We do not believe, however, that a separate registration fee should be paid for the plan interests because of the simultaneous registration of the common stock to which the interests relate.

    If you have any questions about our responses, please feel free to contact me at the above telephone number

            Very truly yours,

/s/ Charles A. Brawley, III
Charles A. Brawley, III
Vice President and Associate General Counsel

cc: Peter J. Romeo, Esquire